UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:                                       Commission File Number:

GRANITE REIT INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable)

Province of British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

6500	Not applicable
(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8700

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Stapled Units, each consisting of one unit of Granite Real Estate Investment Trust and one common share of Granite REIT Inc.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For Annual Reports indicate by check mark the information filed with this Form:

☐ Annual information form      ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒   No ☐

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto:

Exhibits	Documents

99.1

Notice of Special Meeting of Granite Common Shareholders and Management Information Circular/Proxy Statement In Respect of the Special Meeting of Granite Common Shareholders to be Held on Thursday, November 15, 2012, dated October 11, 2012 (the “Information Circular”) (incorporated by reference to the Form 6-K of Granite Real Estate Inc. filed with the Securities and Exchange Commission on October 17, 2012) (File No. 001-31728).

99.2

Annual Information Form of MI Developments Inc. (n/k/a Granite Real Estate Inc.) for the fiscal year ended December 31, 2011 (incorporated by reference to Exhibit 1 to the Form 40-F of MI Developments Inc. filed with the Securities and Exchange Commission on March 13, 2012) (File No. 001-31728).

99.3

Management’s Discussion and Analysis of Operations and Financial Position of MI Developments Inc. for the three month period and year ended December 31, 2011 (incorporated by reference to Exhibit 3 to the Form 40-F of MI Developments Inc. filed with the Securities and Exchange Commission on March 13, 2012) (File No. 001-31728).

99.4

Consolidated Financial Statements of MI Developments Inc. as at December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 (incorporated by reference to Exhibit 2 to the Form 40-F of MI Developments Inc. filed with the Securities and Exchange Commission on March 13, 2012) (File No. 001-31728).

99.5

Third Quarter 2012 Report to Shareholders of Granite Real Estate Inc., including the press release, unaudited financial statements and management’s discussion and analysis of results of operations and financial position for the three and nine month periods ended September 30, 2012 (incorporated by reference to Exhibit 99.1 to the Form 6-K of Granite Real Estate Inc. filed with the Securities and Exchange Commission on November 8, 2012) (File No. 001-31728).

99.6

MI Developments Inc. Notice of Annual General and Special Meeting of Shareholders and Management Information Circular/Proxy Statement dated May 9, 2012 in respect of the Annual General and Special Meeting of Shareholders (incorporated by reference to Exhibit 99.1 to the Form 6-K of MI Developments Inc. filed with the Securities and Exchange Commission on May 17, 2012) (File No. 001-31728).

99.7

Articles of Amendment, amending the articles of incorporation of MI Developments Inc. to change its name to Granite Real Estate Inc. (incorporated by reference to Exhibit 99.1 to the Form 6-K of Granite Real Estate Inc. filed with the Securities and Exchange Commission on June 14, 2012) (File No. 001-31728).

99.8

Report of Voting Results for Annual General and Special Meeting of Shareholders Held on June 13, 2012 (incorporated by reference to Exhibit 99.2 to the Form 6-K of Granite Real Estate Inc. filed with the Securities and Exchange Commission on June 14, 2012) (File No. 001-31728).

99.9	Certificate and notice of articles of incorporation of Granite REIT Inc.

99.10

Press Release titled “Granite Shareholders Vote in Favour of Proposed REIT Conversion” (incorporated by reference to Exhibit 99.1 to the Form 6-K of Granite Real Estate Inc. filed with the Securities and Exchange Commission on November 15, 2012) (File No. 001-31728).

99.11

Report of Voting Results for Special Meeting of Shareholders of Granite Real Estate Inc. Held on November 15, 2012 (incorporated by reference to Exhibit 99.2 to the Form 6-K of Granite Real Estate Inc. filed with the Securities and Exchange Commission on November 15, 2012) (File No. 001-31728).

99.12

Press Release titled “Granite Real Estate Inc. Announces Court Approval of Proposed REIT Conversion” (incorporated by reference to Exhibit 99.1 to the Form 6-K of Granite Real Estate Inc. filed with the Securities and Exchange Commission on November 20, 2012) (File No. 001-31728).

99.13

Impact Of Change In Reporting Currency On 2009 Financial Statements Presented In 2011 Annual Report of MI Developments Inc. (n/k/a Granite Real Estate Inc.) for the fiscal year ended December 31, 2011.

99.14	Consent of Ernst & Young LLP.

99.15	Consent of Davies, Ward, Phillips & Vineberg LLP.

DESCRIPTION OF THE STAPLED UNITS

The Registrant is filing this registration statement on Form 40-F to register the Stapled Units under Section 12(b) of the Act.  The Stapled Unit structure is being implemented pursuant to a court-approved Plan of Arrangement under Canadian law (the “Arrangement”).  The purpose of the Arrangement is to convert Granite Real Estate Inc. from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. The Arrangement will involve shareholders of Granite Real Estate Inc. becoming, upon implementation of the Arrangement, holders of Stapled Units, each of which will consist of a unit of Granite Real Estate Investment Trust and a common share of Granite REIT Inc. Together, Granite Real Estate Investment Trust and Granite REIT Inc. will hold all the partnership interests in Granite REIT Holdings Limited Partnership, which will own directly and indirectly all the subsidiaries and assets currently owned directly and indirectly by Granite Real Estate Inc. Following completion of the Arrangement, Granite Real Estate Investment Trust and Granite REIT Inc., through Granite REIT Holdings Limited Partnership and its subsidiaries, will continue to carry on all the business and activities currently carried on, directly and indirectly, by Granite Real Estate Inc.  For more information regarding the Stapled Units, see the “Notice of Special Meeting of Shareholders and Management Information Circular/Proxy Statement In Respect of the Special Meeting of Shareholders to be Held on Thursday, November 15, 2012,” of Granite Real Estate Inc. dated October 11, 2012, which is filed as Exhibit 99.1 hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant’s off-balance sheet arrangements consist of letters of credit, construction and development project commitments, foreign currency forward contracts, and certain operating agreements.  For a discussion of these arrangements, please refer to notes 18 and 21 to MI Developments Inc.’s consolidated financial statements for the year ended December 31, 2011, incorporated by reference as Exhibit 99.4 in this Registration Statement on Form 40-F, and to the disclosure referenced under the heading “Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements” in Granite Real Estate Inc.’s Third Quarter 2012 Report to Shareholders, incorporated by reference as Exhibit 99.5 in this Registration Statement on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please refer to the section entitled “Commitments, Contractual Obligations and Contingencies” in MI Developments Inc.’s Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2011, incorporated by reference as Exhibit 99.3 in this Registration Statement on Form 40-F.

FORWARD LOOKING INFORMATION

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F.  See “Forward-Looking Statements” in the Information Circular filed as Exhibit 99.1 to this Registration Statement on Form 40-F.

IMPACT OF CHANGE IN REPORTING CURRENCY ON 2009 FINANCIAL STATEMENTS PRESENTED IN 2011 ANNUAL REPORT OF MI DEVELOPMENTS INC.

See Exhibit 99.13 to this Registration Statement on Form 40-F, which is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the SEC together with this Registration Statement on Form 40-F.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2012	Granite REIT Inc.

	By:	/s/ Jennifer Tindale
		Name:	Jennifer Tindale
		Title:	Executive Vice President, General Counsel and Secretary